

Mail Stop 4631

January 18, 2017

<u>Via E-Mail</u>
Charles A. Ross, Jr.
President and Chief Executive Officer
CubeScape, Inc.
1026 16th Avenue South
Nashville, Tennessee 37212

> **Re: CubeScape, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14C**
> **Filed January 5, 2017**
> **File No. 000-55728**

Dear Mr. Ross:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment two in our letter dated December 20, 2016. Please revise your information statement to provide all of the information required by Item 14 of Schedule 14A, as appropriate, including the Item 14 (b)(8)-(11) financial information. See Item 1 of Schedule 14C and Note A to Schedule 14A.

2. We note your response to comment four in our letter dated December 20, 2016 and we are unable to concur with your analysis. We note that you seem to have nominal operations, nominal assets, and you are a shell company under Rule 12b-2 and you intend to complete a reverse merger with American Rebel, Inc., a private operating business. Please confirm that the surviving entity will report the completion of the transaction under Items 2.01, 5.01 and 5.06 of Form 8-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

Cc: Via E-Mail
        Blair Krueger, Esq.